SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DEPOMED, INC.

(Name of Subject Company (Issuer))

Diosail Merger Corporation

(Name of Offeror)

A Wholly-Owned Subsidiary of

Horizon Pharma Public Limited Company

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, no par value

(Title of Class of Securities)

249908104

(CUSIP Number of Class of Securities)

Timothy P. Walbert

Horizon Pharma plc

Connaught House, 1st Floor

1 Burlington Road, Dublin 4, Ireland

011 353 1 772 2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Barbara Borden Kay Chandler Sean Clayton Cooley LLP 4401 Eastgate Mall San Diego, California 92121 Telephone: (858) 550-6000	Rodd M. Schreiber Richard J. Grossman Skadden, Arps, Slate, Meagher & Flom LLP 155 N. Wacker Drive Chicago, Illinois 60606 Telephone: (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,233,908,319.56	$259,580.15

(1)	Pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and solely for the purpose of calculating the filing fee, the market value of the securities to be received was calculated as the product of (1) 84,521,692 shares of common stock, no par value, of Depomed, Inc., which we refer to as Depomed, and which common stock we refer to as Depomed common stock (being the sum of (i) 60,311,961 shares of Depomed common stock outstanding as of July 30, 2015 (as reported in Depomed’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015), (ii) 6,748,006 shares of Depomed common stock issuable upon the exercise of outstanding stock options as of December 31, 2014 (as reported in Depomed’s Annual Report on Form 10-K for the year ended December 31, 2014), (iii) 544,464 shares of Depomed common stock subject to restricted stock awards as of December 31, 2014 (as reported in Depomed’s Annual Report on Form 10-K for the year ended December 31, 2014), and (iv) 19,167,261 shares of Depomed common stock issuable upon the conversion of Depomed’s outstanding convertible notes assuming that all such notes are converted after the completion of the offer on the expiration date but prior to the consummation of the second-step merger, and that Depomed elects to settle such notes using only shares of Depomed common stock (and for purposes of such settlement such shares are valued at $33.00 per share), less 2,250,000 shares of Depomed common stock in which Horizon Pharma, Inc. has an ownership interest, which will not be tendered in the offer and will be cancelled in any merger with Depomed) and (2) the average of the high and low sale prices of Depomed common stock as reported on the NASDAQ Global Select Market on September 4, 2015 ($26.43).
(2)	Computed in accordance with Rule 0-11 under the Exchange Act to be $259,580.15, which is equal to 0.0001162 multiplied by the proposed maximum aggregate offering price of $2,233,908,319.56.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $259,580.15	Filing Party: Horizon Pharma Public Limited Company
Form of Registration No. Form S-4	Date Filed: September 8, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by Horizon Pharma Public Limited Company, a public limited company formed under the laws of Ireland (“Horizon”), and Diosail Merger Corporation, a California corporation and a wholly owned subsidiary of Horizon (“Purchaser”), and relates to the third-party tender offer by Horizon, through Purchaser, to exchange each issued and outstanding share of common stock, no par value (including the associated rights to purchase preferred stock, the “Depomed common stock”), of Depomed, Inc., a California corporation (“Depomed”), that is validly tendered and not properly withdrawn prior to the expiration date, for 0.95 ordinary shares of Horizon, nominal value $0.0001 per share (including any cash paid in lieu of a fractional Horizon ordinary share), subject to the procedures described in (1) the Offer to Exchange, dated September 8, 2015 (the “Offer to Exchange”), and (2) the related Letter of Transmittal (the offer reflected by such terms and conditions, as they may be amended, supplemented or extended from time to time, constitutes the “Offer”).

On September 8, 2015, Horizon filed a Registration Statement on Form S-4 (the “Registration Statement”), of which the Offer to Exchange forms a part. The terms and conditions of the Offer are set forth in the Offer to Exchange and the related Letter of Transmittal, which are set forth as Exhibits (a)(4)(A) and (a)(1)(A) hereto.

All information contained in the Offer to Exchange and the Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO, and as more precisely set forth below.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Exchange titled “Summary” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) As described in the Offer to Exchange, the subject company and issuer of the securities subject to the Offer is Depomed, Inc., a California corporation. Its principal executive office is located at 7999 Gateway Boulevard, Suite 300, Newark, CA 94560. Its telephone number is (510) 744-8000.

(b) The Schedule TO relates to the Depomed common stock. Based on the information contained in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by Depomed on August 3, 2015, there were 60,311,961 shares of Depomed common stock outstanding.

(c) The information set forth in the section of the Offer to Exchange titled “Comparative Per Share Market Price and Dividend Information” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a), (b), (c) The information set forth in the sections of the Offer to Exchange titled “Summary — Information About the Companies,” “Information About the Companies,” “The Offer — Certain Relationships with Depomed and Interest of Horizon and Horizon’s Executive Officers and Directors in the Offer,” and Schedule I to the Offer to Exchange, is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i) The information set forth in the sections of the Offer to Exchange titled “Summary — The Offer” and “The Offer — Overview” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Exchange titled “Summary — The Offer,” “The Offer — Overview” and “The Offer — Cash In Lieu of Fractional Horizon Ordinary Shares” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Exchange titled “Summary — Expiration of the Offer” and “The Offer — Expiration of the Offer” is incorporated herein by reference.

(a)(1)(iv) The information set forth in the sections of the Offer to Exchange titled “Summary — Extension, Termination and Amendment” and “The Offer — Extension, Termination and Amendment” is incorporated herein by reference.

(a)(1)(v) The information set forth in the sections of the Offer to Exchange titled “Summary — Extension, Termination and Amendment” and “The Offer — Extension, Termination and Amendment” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the sections of the Offer to Exchange titled “Summary — Withdrawal Rights” and “The Offer — Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the sections of the Offer to Exchange titled “Summary — Procedure for Tendering Shares,” “The Offer — Procedure for Tendering” and “The Offer — Withdrawal Rights” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the sections of the Offer to Exchange titled “Summary — Exchange of Shares of Depomed Common Stock; Delivery of Horizon Ordinary Shares” and “The Offer — Exchange of Shares of Depomed Common Stock; Delivery of Horizon Ordinary Shares” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the sections of the Offer to Exchange titled “Summary — Comparison of Holders’ Rights,” “The Offer — Effect of the Offer on the Market for Shares of Depomed Common Stock; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations,” “Description of Horizon Ordinary Shares,” and “Comparison of Holders’ Rights” is incorporated herein by reference.

(a)(1)(xi) The information set forth in the sections of the Offer to Exchange titled “Summary — Accounting Treatment” and “The Offer — Accounting Treatment” is incorporated herein by reference.

(a)(1)(xii) The information set forth in the sections of the Offer to Exchange titled “Summary — Certain Tax Consequences of the Transactions,” “The Offer — Certain Tax Consequences of the Transactions,” “The Offer — U.S. Federal Income Tax Consequences of the Transactions” and Item 6 and Item 8 of the Letter of Transmittal is incorporated herein by reference.

(a)(2) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the sections of the Offer to Exchange titled “Background” and “The Offer — Certain Relationships with Depomed and Interest of Horizon and Horizon’s Executive Officers and Directors in the Offer” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1-7) The information set forth in the sections of the Offer to Exchange titled “Summary — Reasons for the Offer,” “Reasons for the Offer,” “The Offer — Ownership of Horizon After the Offer,” “The Offer — Purpose of the Offer; Second-Step Merger,” “The Offer — Plans for Depomed” “The Offer — Effect of the Offer on the Market for Shares of Depomed Common Stock; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” and “The Offer — Source and Amount of Funds” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d) The information set forth in sections of the Offer to Exchange titled “Summary — Source and Amount of Funds” and “The Offer — Source and Amount of Funds” is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in the sections of the Offer to Exchange titled “Information About the Companies” and “The Offer — Certain Relationships with Depomed and Interest of Horizon and Horizon’s Executive Officers and Directors in the Offer” and Schedule II to the Offer to Exchange, is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Offer to Exchange titled “The Offer — Fees and Expenses” is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in the sections of the Offer to Exchange titled “Horizon Selected Historical Consolidated Financial Information,” “Depomed Selected Historical Consolidated Financial Information” and “Comparative Historical and Pro Forma per Share Information,” and the financial information set forth in Item 1 of Horizon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 filed with the SEC on August 7, 2015 and the financial information set forth in Item 1 of Depomed’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 filed with the SEC on August 3, 2015 is incorporated herein by reference.

(b) Pro Forma Information. The information set forth in the sections of the Offer to Exchange titled “Selected Unaudited Pro Forma Condensed Combined Financial Information,” “Comparative Historical and Pro Forma Per Share Information” and “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) Except to the extent already disclosed in this Schedule TO or as described in the Offer to Exchange, neither Horizon nor, to the best of Horizon’s knowledge, any of Horizon’s directors, executive officers or other affiliates is a party to any present or proposed material agreement, arrangement, understanding or relationship with Depomed or any of Depomed’s executive officers, directors or affiliates that would require disclosure under Item 1011(a)(1) of Regulation M-A.

(a)(2), (3) The information set forth in the sections to the Offer to Exchange titled “Summary — Regulatory Approvals,” “The Offer — Statutory Requirements; Approval of the Second-Step Merger,” “The Offer — Conditions to the Offer,” “The Offer — Certain Legal Matters” and “The Offer — Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Exchange titled “The Offer — Effect of the Offer on the Market for Shares of Depomed Common Stock; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in section of the Offer to Exchange titled “The Offer — Certain Legal Matters — Litigation” is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange and the accompanying Letter of Transmittal is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Form of Letter of Transmittal.*

(a)(1)(B)	Form of Notice of Guaranteed Delivery.*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(4)(A)	Offer to Exchange, dated September 8, 2015.*

(a)(5)(A)	Press Release, dated September 8, 2015.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Opinion of Cooley LLP regarding certain tax matters.**

*	Incorporated by reference to the Horizon Registration Statement on Form S-4 filed on September 8, 2015.
**	To be filed by amendment.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Diosail Merger Corporation

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: Chairman, President and Chief Executive Officer

Horizon Pharma plc

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: Chairman, President and Chief Executive Officer

Date: September 8, 2015

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)(A)	Form of Letter of Transmittal.*

(a)(1)(B)	Form of Notice of Guaranteed Delivery.*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(4)(A)	Offer to Exchange, dated September 8, 2015.*

(a)(5)(A)	Press Release, dated September 8, 2015.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Opinion of Cooley LLP regarding certain tax matters.**

*	Incorporated by reference to the Horizon Registration Statement on Form S-4 filed on September 8, 2015.
**	To be filed by amendment.